UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

 Higher One Holdings, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

42983D104

(CUSIP Number)

Benjamin F. Cirillo

 Zilkha Investments, L.P.

 152 West 57th Street, 37th Fl.

 New York, NY 10019

 (212) 333-4255

With copies to:

 David W. Bernstein

Goodwin Procter LLP

620 Eighth Avenue

New York, NY 10018

(212) 813-8808

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 October 7, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Partners Special Opportunities, L.P. 26-2718988
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,363,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,363,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

2

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Advisers Special Opportunities, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,363,704
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,363,704
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)10 10.91%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

3

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Partners, L.P. 56-2587420
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,761,799
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,761,799
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

4

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Advisers, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,761,799
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,761,799
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

5

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Venture Partners, L.P. 94-3331390
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,989
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,989
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

6

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Sciens Ventures, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 108,989
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 108,989
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

7

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Investments, L.P. 41-2207205
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,234,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,234,492
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

8

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Zilkha Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,234,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,234,492
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON OO

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

9

CUSIP No.	42983D104

1.	NAME OF REPORTING PERSONS Donald E. Zilkha
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 5,234,492
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 5,234,492
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,234,492
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.91%*
14.	TYPE OF REPORTING PERSON IN

* This calculation is based on 47,980,711 shares of Common Stock, par value $.001 per share, outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015.

10

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) that was filed on August 17, 2015, by Zilkha Partners Special Opportunities, L.P. (“ZPSO”), Zilkha Advisers Special Opportunities, LLC, Zilkha Partners, L.P. (“ZP”), Zilkha Advisers, LLC, Zilkha Venture Partners, L.P., Sciens Ventures, LLC, Zilkha Investments, L.P. (“ZI”), Zilkha Management, LLC and Donald E. Zilkha (together “Zilkha”) relating to the Issuer’s common stock, par value $0.001 per share (“Common Stock). The Original Schedule 13D, as amended by this Amendment, is referred to as “the Schedule 13D.”

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is amended and supplemented by adding the following information:

The funds for the purchase of the shares of Common Stock that were purchased between August 28, 2015 and October 7, 2015 came from the working capital of the Reporting Persons. No borrowed funds were used to purchase the shares of Common Stock.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(c) of the Schedule 13D is amended and supplemented by adding the following information:

Between August 28, 2015 and October 7, 2015, Zilkha acquired a total of 581,731 shares of Common Stock, increasing its ownership to 5,234,492 shares of Common Stock, which is equal to 10.91% of the outstanding Common Stock (based on 47,980,711 shares of Common Stock outstanding on August 5, 2015, as reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2015). Information about those purchases is included in Exhibit 99.1 and is incorporated by reference into this Item 5(c).

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Trading data.

11

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

10/8/2015
Date

ZILKHA PARTNERS SPECIAL OPPORTUNITIES, L.P.
By:	Zilkha Advisers Special Opportunities, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA ADVISERS SPECIAL OPPORTUNITIES, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA PARTNERS, L.P.
By:	Zilkha Advisers, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA ADVISERS, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA VENTURE PARTNERS, L.P.
By:	Sciens Ventures, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

SCIENS VENTURES, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

12

ZILKHA INVESTMENTS, L.P.
By:	Zilkha Management, LLC, its General Partner

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

ZILKHA MANAGEMENT, LLC

By:	/s/ Donald E. Zilkha
Donald E. Zilkha
Managing Member

/s/ Donald E. Zilkha
Donald E. Zilkha

13

EXHIBIT INDEX

Exhibit	Description

99.1	Trading Data

14

Exhibit 99.1

Zilkha Partners, L.P.

Trade Date	Quantity	Unit Cost	Trade Amount
8/28/2015	47,000	1.98	$93,037
8/31/2015	18,029	1.96	$35,377
9/1/2015	21,493	1.93	$41,393
9/2/2015	10,700	1.92	$20,553
9/3/2015	9,709	1.97	$19,171
9/4/2015	3,200	1.98	$6,336
9/8/2015	2,205	1.97	$4,350
9/10/2015	2,600	1.98	$5,145
9/11/2015	2,495	1.98	$4,940
10/7/2015	90,743	2.10	$190,479

Zilkha Partners Special Opportunities, L.P.

Trade Date	Quantity	Unit Cost	Trade Amount
10/7/2015	373,557	2.10	$784,133